Exhibit 99.6

GDS HOLDINGS LIMITED

PROXY STATEMENT

FOR GENERAL MEETING OF HOLDERS OF THE CLASS A ORDINARY SHARES OF THE COMPANY

General

Our Board of Directors is soliciting proxies for a general meeting of holders of the Class A ordinary shares of the Company (the “Meeting”) to be held at 5:00 p.m. (China Standard Time) on June 5, 2023 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our branch register of members in Hong Kong must be delivered by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours prior to the Meeting. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our principal register of members in the Cayman Islands must be delivered by mail or by hand to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Holders of our Class A ordinary shares of record at the close of business on May 22, 2023 (China Standard Time) (the “Shares Record Date”) are entitled to vote at the Meeting. Holders of American depositary shares (“ADS”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as of close of business on May 22, 2023, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan, the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. As of April 30, 2023, 1,464,954,655 of our Class A ordinary shares and 59,478,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 120,116,752 Class A ordinary shares were represented by the ADS held by JPMorgan and 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv) of the Articles, two (2) members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative representing not less than 10% of the aggregate voting power in the Company throughout the Meeting shall form a quorum.

Voting and Solicitation

Other than Mr. Huang and his associates, who will abstain from voting with respect to Proposal 1, each Class A ordinary share in issue on the Record Date is entitled to one (1) vote per share for Proposal 1. At the Meeting every Class A ordinary shareholder present in person or by proxy or, in the case of a Class A ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid Class A ordinary shares held by such Class A ordinary shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting. Where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our Class A ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Class A Ordinary Shares

When proxies are properly dated, executed, and returned by holders of Class A ordinary shares, the ordinary shares they represent will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of Class A ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the below two paragraphs. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

If no such written request is received by JPMorgan from an owner of record of ADSs by 9:00 a.m. (New York City time), May 30, 2023, such owner shall be deemed, and JPMorgan will deem such owner of ADSs to have instructed it to give a discretionary proxy to the chairman of the Meeting to vote the ordinary shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1

AMENDMENTS TO THRESHOLDS FOR MR. WILLIAM WEI HUANG’S BENEFICIAL OWNERSHIP SPECIFIED IN CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF ASSOCIATION

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 77,935,840 ordinary shares (comprising 18,457,504 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 59,478,336 Class B ordinary shares owned by him or his associates), representing 5.0018 per cent. of the Company’s total issued share capital as of the date of this proxy statement.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to beneficially own not less than 5% of the then issued share capital of the Company on an as-converted basis (the “Threshold”), the Class B ordinary shares are entitled to cast 20 votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares (the “Class B Shares Entitlement”). All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Threshold.

Reference is made to the Company’s annual report on Form 20-F for the year ended December 31, 2022, Mr. Huang has in the past entered into certain transactions from time to time, including derivative transactions, that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 30,457,504 ordinary shares beneficially owned by him (the “Subject Ordinary Shares”), which transactions he originally entered into between May 2020 and June 2022, will expire between June 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the Subject Ordinary Shares1 to the counterparties (i.e. a physical settlement), his beneficial ownership interest in the Company’s total issued share capital would decrease to approximately 2.8%, which is below the Threshold and would trigger an automatic conversion event where all of the remaining Class B ordinary shares held by Mr. Huang will automatically convert into Class A ordinary shares in accordance with Article 9(a)(ii)(B) of the existing Articles of Association.

This will constitute a “change of control” of the Company as Mr. Huang will no longer enjoy the Class B Shares Entitlement and therefore no longer be classified as a controlling shareholder of the Company. A change of control would have potentially material and adverse consequences on the Company, including but not limited to implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, as applicable. The Board (including the Independent Directors) has considered the consequences of the potential automatic conversion of all of Mr. Huang’s Class B ordinary shares and determined that it is not in the interests of the Company’s shareholders as a whole if Mr. Huang ceased to be the controlling shareholder of the Company, particularly due to the potential consequential PRC national security review and anti-monopoly merger filing considerations upon such change of control event and the potential adverse impact to the Group’s operation in the PRC due to such review and filing. In addition, a change of control of the Company would also materially adversely affect the Company in a commercial operation perspective as the lenders under certain facility agreements have the right to demand early repayment and customer agreements entered into the Group may be early terminated as such agreements contain change of control clauses.

1 If any Class B ordinary shares are to be transferred as part of such physical settlement, such Class B ordinary shares shall be converted into Class A ordinary shares in accordance with the Articles of Association prior to the settlement.

In order to mitigate the aforementioned risk of a potential change of control, including as a result of the physical settlement of the Subject Ordinary Shares or any further share issues by the Company in future, the Board is seeking the shareholders’ approval to reduce the Threshold, from not less than five per cent. (5%), to not less than two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, the thresholds for Mr. Huang’s beneficial ownership specified in the following sections of the Company’s Articles of Association:

(i)	in the definition of “Automatic Conversion Event,” below which threshold the Class B ordinary shares shall automatically convert into Class A ordinary shares, and

(ii)	in Article 86(4)(A), and other relevant articles in the Articles of Association, below which threshold the holders of the Class B ordinary shares shall cease to have the right to nominate five (5) Directors (one of which is intended to be Mr. William Wei Huang) for appointment as Directors of our Company.

The effect of the above exclusion of certain events of share issue from the denominator will allow the Company to conduct further share issues and equity and convertible financings as well as providing equity incentive to its employees in future without the issue of shares constituting an Automatic Conversion Event, with the implications set out above, thereby granting the Company greater flexibility in fulfilling its future financing needs. On the basis that all of the Subject Ordinary Shares will be physically settled, Proposal 1 is being adopted by the shareholders and based on the Company’s total issued share capital as of the date of this proxy statement, Mr. Huang’s aggregate voting power with Class A and Class B ordinary shares voting on a 1:1 basis and 1:20 basis respectively is expected to be approximately 2.90% and 37.43%.

Upon consideration, the Board (including the Independent Directors) proposes these amendments to the Articles of Association in order to maintain the continuity of the Company’s existing corporate governance structure and to thereby avoid triggering a change of control and all of the afore-mentioned consequences that would not be in the Company’s best interest. Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 18,457,504 Class A ordinary shares in the form of ADSs and 59,478,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the Meeting and the meeting of the holders of the Class A ordinary shares.

Accordingly, Proposal 1 is to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the amendment of the rights attached to the Class B ordinary shares of the Company to reduce the ownership threshold at which such Class B ordinary shares will automatically convert into Class A ordinary shares of the Company from five per cent. (5%), to two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, be and is hereby approved; and

(2)	to give effect to the above change, the existing Articles of Association of the Company be and are hereby amended by

(i)	inserting the following new definition of “Minimum Shareholding” in alphabetical order in Article 2(1);

“Minimum Shareholding”	two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board.

(ii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in the definition of “Automatic Conversion Event” in Article 2(1) and replacing them with the words “the Minimum Shareholding”;

(iii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(A) and replacing them with the words “the Minimum Shareholding”;

(iv)	deleting the words “five per cent. (5%) but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(C) and replacing them with the words “the Minimum Shareholding but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(v)	deleting the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(D) and replacing them with the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(vi)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(10) and replacing them with the words the Minimum Shareholding”;

(vii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 114(1) and replacing them with the words the Minimum Shareholding ”;

(3)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contain all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(4)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

A copy of the amended and restated articles reflecting the above amendments has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, the adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

A copy of the existing amended and restated articles of association was filed as Exhibit 1.1 to our annual report on Form 20-F (File No. 001-37925), filed with the U.S. Securities and Exchange Commission on April 4, 2023 (China Standard Time), and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a majority of not less than seventy-five per cent. (75%) of the votes of the holders of Class A ordinary shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE AMENDMENTS TO THRESHOLDS FOR MR. WILLIAM WEI HUANG’S BENEFICIAL OWNERSHIP SPECIFIED IN CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF ASSOCIATION.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer